Exhibit 99.1

Corporate Headquarters
40W267 Keslinger Road
For Immediate Release			PO Box 393
For Details Contact:			LaFox, IL 60147-0393
Edward J. Richardson		Kathleen S. Dvorak	USA
Chairman and CEO		EVP & CFO	Phone:	(630) 208-2200
Phone:	(630) 208-2340	(630) 208-2208	Fax:	(630) 208-2550
E-mail:	info@rell.com

RICHARDSON ELECTRONICS REPORTS INCREASED SALES AND

EARNINGS PER SHARE FOR THE FIRST QUARTER FISCAL 2009

AND DECLARES CASH DIVIDEND

LaFox, IL, October 8, 2008: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported its results for the first quarter ended August 30, 2008, and declared its quarterly dividend.

Net sales during the first quarter of fiscal 2009 were $138.9 million, up 7.3%, from net sales of $129.5 million during the first quarter last year. Operating income during the first quarter of fiscal 2009 increased to $4.5 million, compared to operating income of $2.7 million last year. Net income for the first quarter of fiscal 2009 was $3.7 million, or $0.20 per diluted common share, compared to a net loss during the first quarter of fiscal 2008 of $0.4 million.

“This quarter’s results exceeded our expectations, driven by stronger-than-anticipated sales growth within our RFPD business combined with operating cost reductions throughout the company. Executing on our company-wide initiatives enabled us to make progress on many fronts during the quarter,” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

FINANCIAL HIGHLIGHTS — THREE MONTHS ENDED AUGUST 30, 2008

•

Net sales for the RF, Wireless & Power Division (“RFPD”) increased 14.9%, or $12.6 million, during the first quarter of fiscal 2009 compared to the first quarter of fiscal 2008 primarily due to a major communications infrastructure project within our Asian operations. Net sales for the Electron Device Group (“EDG”) and Display Systems Group (“DSG”) decreased 4.0% and 4.3%, respectively, during the first quarter of fiscal 2009 as compared to the first quarter last year.

•

Consolidated gross margin percentage declined to 23.5% during the first quarter of fiscal 2009 compared to 25.2% during the first quarter last year primarily due to the lower gross margin related to the communications infrastructure project within our Asian operations. Gross margin for DSG increased to 25.3% during the first quarter of fiscal 2009 compared to 21.3% during the first quarter of fiscal 2008 reflecting an increased focus on profitable sales. Gross margin for EDG decreased to 30.5% during the first quarter of fiscal 2009 compared to 32.2% during the first quarter of fiscal 2008 due to shifts to lower margin products.

•

Selling, general, and administrative expenses decreased to $28.2 million, or 20.3% of net sales, during the first quarter of fiscal 2009 compared to $30.0 million, or 23.1% of net sales, during the first quarter last year.

•	Operating income during the first quarter of fiscal 2009 was $4.5 million, up 67%, compared to operating income of $2.7 million during the first quarter of fiscal 2008.

CONTINUING FOCUS ON WORKING CAPITAL MANAGEMENT AND CASH FLOWS

Cash flows used in operating activities were $1.0 million during the first quarter of fiscal 2009, compared to cash flows provided by operating activities of $5.9 million during the first quarter of fiscal 2008.

“We spent $7.6 million for inventory, excluding the effects of foreign exchange, during the first quarter of fiscal 2009 to support the strong sales growth within the largest segment of our business. This was offset by a decrease in our accounts receivable and an increase in our accounts payable balances as of August 30, 2008, compared to our fiscal 2008 year end. We believe our continued focus on disciplined working capital management will result in decreased investments in working capital and improved cash flows for the remainder of fiscal 2009,” said Kathleen S. Dvorak, Executive Vice President and Chief Financial Officer.

OUTLOOK

“Our first quarter results reflect progress in many key areas of our business. While the global economy presents near-term challenges, we are taking appropriate actions to enable us to achieve our profit goals for 2009. Looking ahead, we believe that our continued focus on gross margin improvement as well as our company-wide cost reduction efforts will result in stronger financial and operational performance. We look forward to delivering solid results to all of our shareholders,” added Mr. Richardson.

CASH DIVIDEND

The Company today also announced that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on November 21, 2008, to all common stockholders of record on November 7, 2008. The Company currently has 14,865,370 outstanding shares of common stock and 3,048,258 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, October 9, 2008, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s first quarter 2009 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 800-688-0796 and enter passcode 47833084 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on October 9, 2008, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 94336648.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the most recently ended fiscal year. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (“RF”), wireless and power conversion, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company is committed to a strategy of providing specialized technical expertise and value-added products, or “engineered solutions,” in response to its customers’ needs. These solutions include products which it manufactures or modifies and products which are manufactured to the Company’s specifications by independent manufacturers under its own private labels. Additionally, the Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended
	August 30, 2008	September 1, 2007
Statements of Operations
Net sales	$138,947	$129,465
Cost of sales	106,228	96,827

Gross profit	32,719	32,638
Selling, general, and administrative expenses	28,184	29,966
Loss on disposal of assets	75	1

Operating income	4,460	2,671

Other (income) expense:
Interest expense	1,176	2,628
Investment income	(207)	(371)
Foreign exchange (gain) loss	(998)	444
Other, net	(76)	47

Total other (income) expense	(105)	2,748

Income (loss) from continuing operations before income taxes	4,565	(77)
Income tax provision	872	314

Income (loss) from continuing operations	3,693	(391)
Income from discontinued operations, net of tax	—	31

Net income (loss)	$3,693	$(360)

Net income (loss) per common share – basic:
Income (loss) from continuing operations	$0.21	$(0.02)
Income from discontinued operations	0.00	0.00

Net income (loss) per common share – basic	$0.21	$(0.02)

Net income (loss) per Class B common share – basic:
Income (loss) from continuing operations	$0.19	$(0.02)
Income from discontinued operations	0.00	0.00

Net income (loss) per Class B common share – basic	$0.19	$(0.02)

Net income (loss) per common share – diluted:
Income (loss) from continuing operations	$0.20	$(0.02)
Income from discontinued operations	0.00	0.00

Net income (loss) per common share – diluted	$0.20	$(0.02)

Net income (loss) per Class B common share – diluted:
Income (loss) from continuing operations	$0.18	$(0.02)
Income from discontinued operations	0.00	0.00

Net income (loss) per Class B common share – diluted	$0.18	$(0.02)

Weighted average number of shares:
Common shares - basic	14,854	14,840

Class B common shares - basic	3,048	3,048

Common shares - diluted	18,981	14,840

Class B common shares - diluted	3,048	3,048

Dividends per common share	$0.020	$0.040

Dividends per Class B common share	$0.018	$0.036

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	August 30, 2008	May 31, 2008
Assets
Current assets:
Cash and cash equivalents	$37,067	$40,042
Receivables, less allowance of $1,807 and $1,635	105,805	109,520
Inventories	100,090	93,858
Prepaid expenses	5,761	4,300
Deferred income taxes	2,135	2,121

Total current assets	250,858	249,841

Non-current assets:
Property, plant and equipment, net	27,472	28,635
Goodwill	1,534	1,483
Other intangible assets, net	699	758
Non-current deferred income taxes	3,534	3,875
Assets held for sale	106	105
Other non-current assets	1,451	1,538

Total non-current assets	34,796	36,394

Total assets	$285,654	$286,235

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$62,038	$58,860
Accrued liabilities	20,109	21,818
Current portion of long-term debt	—	—

Total current liabilities	82,147	80,678

Non-current liabilities:
Long-term debt, less current portion	55,683	55,683
Long-term income tax liabilities	6,311	6,768
Other non-current liabilities	1,529	1,676

Total non-current liabilities	63,523	64,127

Total liabilities	145,670	144,805

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 15,930 shares at August 30, 2008, and 15,929 shares at May 31, 2008	797	797
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at August 30, 2008, and May 31, 2008	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	119,838	119,735
Common stock in treasury, at cost, 1,065 shares at August 30, 2008, and May 31, 2008	(6,310)	(6,310)
Retained earnings	14,439	11,098
Accumulated other comprehensive income	11,068	15,958

Total stockholders’ equity	139,984	141,430

Total liabilities and stockholders’ equity	$285,654	$286,235

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	August 30, 2008	September 1, 2007
Operating activities:
Net income (loss)	$3,693	$(360)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,209	1,315
Loss on disposal of assets	75	1
Write-off of deferred financing costs	—	643
Stock compensation expense	98	98
Deferred income taxes	191	(778)
Accounts receivable	1,154	8,857
Inventories	(7,598)	(6,563)
Prepaid expenses	(1,257)	639
Accounts payable	3,849	8,686
Accrued liabilities	(1,646)	(5,822)
Other liabilities	(99)	(7)
Other	(632)	(785)

Net cash provided by (used in) operating activities	(963)	5,924

Investing activities:
Capital expenditures	(129)	(1,578)
Proceeds from sale of assets	22	41
Contingent purchase price consideration	(53)	—
(Gain) loss on sale of investments	(14)	8
Proceeds from sales of available-for-sale securities	59	157
Purchases of available-for-sale securities	(59)	(157)

Net cash used in investing activities	(174)	(1,529)

Financing activities:
Proceeds from borrowings	10,300	45,800
Payments on debt	(10,300)	(107,240)
Restricted cash	—	61,899
Proceeds from issuance of common stock	5	69
Cash dividends	(352)	(702)

Net cash used in financing activities	(347)	(174)

Effect of exchange rate changes on cash and cash equivalents	(1,491)	124

Increase (decrease) in cash and cash equivalents	(2,975)	4,345
Cash and cash equivalents at beginning of period	40,042	17,436

Cash and cash equivalents at end of period	$37,067	$21,781

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the First Quarter of Fiscal 2009 and 2008

(in thousands)

By Business Unit:

	Net Sales			Gross Profit
	FY 2009	FY 2008	% Change	FY 2009	GP% of Sales	FY 2008	GP% of Sales
First Quarter
RF, Wireless & Power Division	$96,872	$84,306	14.9%	$20,906	21.6%	$20,372	24.2%
Electron Device Group	25,051	26,085	(4.0)%	7,629	30.5%	8,412	32.2%
Display Systems Group	17,113	17,887	(4.3)%	4,330	25.3%	3,817	21.3%
Corporate	(89)	1,187		(146)		37

Total	$138,947	$129,465	7.3%	$32,719	23.5%	$32,638	25.2%

Note: Corporate consists of freight and other non-specific net sales.